Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to sell Lundin Gold shares for approximately CAD$150 million

Toronto, Ontario – December 5, 2019 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) announced today that it has agreed to sell its remaining 20,656,250 shares in Lundin Gold Inc. (“Lundin Gold”) to a syndicate of buyers for expected gross proceeds of approximately CAD$150 million.

The syndicate of buyers includes a wholly-owned subsidiary of Newcrest Mining Limited and the Lundin Family Trust. The shares for sale represent approximately 9.2% of the issued and outstanding shares of Lundin Gold and are based on Lundin Gold's latest publicly released information regarding the number of shares currently outstanding. Closing of the sale is expected to occur on or about December 9, 2019.

Kinross is selling its Lundin Gold shares as part of its portfolio management strategy and to further strengthen its balance sheet.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact in this news release constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include statements with respect to closing of the Sale and receipt of all necessary approvals. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S, including but not limited to those cautionary statements made in the "Risk Analysis" section of our MD&A for the year ended December 31, 2018 and the Annual Information Form dated March 29, 2019. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

www.kinross.com